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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
 Browne, M.D.      Harry            G.          Therapeutic Antibodies Inc. (TAb-LS)              Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
 1207 17th Avenue South, Suite 103                Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)             6/98           ----        title ---       below)
                 (Street)                                                 ------------------                below)
 Nashville,          TN             37212                                 5. If Amendment,           Secretary
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                   6/30/98     X             197,500   A      $1.25 per share    404,122            I        See Note 1
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Common Stock                   6/30/98     F             104,167   D      $2.37 per share    404,122            I        See Note 1
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     ----------------------------------------
                                                                               Date       Expira-              Amount or
                                                  ---------------------------- Exer-      tion         Title   Number of
                                                    Code  V     (A)     (D)    cisable    Date                 Shares
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Options                    $1.25       6/30/98        X               197,500  See Note 2  See Note 2  Common  197,500
                                                                                                       Stock
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Options                    $2.40       6/30/98        A        100,000         6/30/98    6/30/2008    Common  100,000
                                                                                                       Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Options                     Options to purchase            I                   See Note 3
                            115,000 shares
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Options                     Options to purchase            I                   See Note 3
                            115,000 shares
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Explanation of Responses:

Note 1: Shares of Common Stock beneficially owned by Dr. Browne include 283,372 shares owned by the Browne Family
Trust, of which Dr. Browne is the trustee; 64,750 shares owned by the Browne Children's Trust, of which Dr. Browne is a trustee; and 56,000 shares owned by the Margaret G. Browne Trust, of which Dr. Browne is a trustee.

Note 2: 27,500 Options became exercisable on 12/31/90 with an expiration date of 3/30/2000; 20,000 options were exercisable on 12/31/90 with an expiration date of 10/30/2000; 30,000 options became exercisable on each of 10/3/91,
10/3/92, 10/3/93, 10/3/94 and 10/3/95 with an expiration date of 10/3/2000.

Note 3: Stock options are beneficially owned by the Browne Family Trust, of which Dr. Browne is the trustee.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.

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